Exhibit 99.1

Telesat Announces Results of 2023 Annual Meeting of Shareholders

OTTAWA, CANADA – June 26, 2023 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, announced the voting results from its annual meeting of shareholders held on June 22, 2023 virtually via live audio webcast.

Shareholders of Telesat voted in favour of all items of business, including the election of each of the director nominees as follows:

	Votes For	Votes Withheld
The election of the following Directors:
(a) Michael Boychuk	47,867,896	5,391,705
(b) Jason A. Caloras	47,276,773	5,982,828
(c) Jane Craighead	47,769,059	5,490,542
(d) Richard Fadden	47,833,286	5,426,315
(e) Daniel S. Goldberg	49,964,972	3,294,629
(f) Henry (Hank) Intven	47,822,140	5,437,461
(g) David Morin	47,276,873	5,982,728
(h) Dr. Mark H. Rachesky	47,080,309	6,179,292
(i) Guthrie Stewart	47,217,560	6,042,041
(j) Michael B. Targoff	47,182,612	6,076,989

Final voting results on all matters voted on at the meeting will be filed on SEDAR at https://www.sedar.com/ and on EDGAR at https://www.sec.gov/

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on @Telesat on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com